EXHIBIT 99.1

Danaos Corporation Announces Share Repurchases

Athens, Greece, October 12, 2020 - Danaos Corporation (NYSE: DAC) announced it has repurchased 4,339,271 shares of its common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions, including 2,517,013 shares from the Royal Bank of Scotland and 1,822,258 shares from Sphinx Investment Corp. These transactions will result in the Company’s previously announced share repurchase program being terminated.

About Danaos Corporation

Danaos Corporation is one of the largest independent owners of modern, large-size containerships. Our current fleet of 63 containerships aggregating 385,769 TEUs, including five vessels owned by Gemini Shipholdings Corporation, a joint venture, ranks Danaos among the largest containership charter owners in the world based on total TEU capacity. Our fleet is chartered to many of the world’s largest liner companies on fixed-rate charters. Our long track record of success is predicated on our efficient and rigorous operational standards and environmental controls. Danaos Corporation’s shares trade on the New York Stock Exchange under the symbol “DAC”.